United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  February 20, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 20, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, February 20, 2008	www.gruma.com

FOURTH-QUARTER 2007 RESULTS
 (Peso amounts are stated in millions in constant terms as of December 31, 2007)

HIGHLIGHTS

  Sales volume was flat, resulting from the combination of higher volumes in Gruma Centroamerica and Gruma Venezuela and lower volumes in Gruma Corporation, GIMSA, and Molinera de Mexico.

  Net sales sales increased 13%, driven mainly by price increases implemented in all subsidiaries.

  EBITDA increased 12%, and EBITDA margin decreased slightly  to 10.3% from 10.4%. Molinera de Mexico's EBITDA was the main driver of the consolidated improvement.

  Debt increased 20% versus December 2006 to US$719 million resulting mainly from higher working-capital needs derived from higher raw-material costs.

  Majority net income increased 112% to Ps 677 million versus the same period of 2006.

Consolidated Financial Highlights
(Ps millions)

	4Q07	4Q06	VAR (%)
Volume (thousand metric tons)	1,074	1,078	-
Net sales	9,775	8,649	13
Operating income	740	595	24
Operating margin	7.6%	6.9%	70 bp
EBITDA	1,003	897	12
EBITDA margin	10.3%	10.4%	(10) bp
Majority net income	677	320	112
ROE (LTM)	12.8%	10.0%	280 bp

Debt
 (US$ millions)

Dec '07	Dec '06	Var	Sept '07	Var
719	600	20%	754	(5%)

RESULTS OF OPERATIONS
4Q07 vs. 4Q06

Sales volume was flat at 1,074 thousand metric tons.

Net sales increased 13% to Ps 9,775 million due primarily to higher prices in all subsidiaries, which were oriented to offset higher raw-material costs. Sales from non-Mexican operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 66.2% from 64.3%, driven mainly by Gruma Corporation and GIMSA. In absolute terms, cost of sales rose 16% due mainly to higher raw-material costs in all subsidiaries.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 26.3% from 28.8%, driven mainly by better absorption resulting from higher prices in all subsidiaries. In absolute terms, SG&A rose by 3%, driven mainly by Gruma Corporation and, to a lesser extent, Gruma Venezuela.

Operating income rose 24% driven mainly by Molinera de Mexico and, to a lesser extent, Gruma Centroamerica and GIMSA. Operating margin improved to 7.6% from 6.9% driven mainly by Molinera de Mexico and, to a lesser extent, Gruma Centroamerica and Gruma Venezuela.

Other expense, net, was Ps.173 million, compared with income of Ps.65 million in the same period of 2006, due mainly to donations related to the floods in the Mexican states of Tabasco and Chiapas by Ps.100 million. Also, during 4Q06 GRUMA reported income of Ps.118 million related to the gain on the sale of Banorte shares.

Comprehensive financing income, net, was Ps.261 million versus a cost of Ps.290 million in fourth quarter 2006. The improvement resulted from extraordinary gains in connection with foreign-exchange rate derivatives and higher monetary gains in Gruma Corporation and Gruma Venezuela.

GRUMA's share of net income in unconsolidated associated companies (e.g., Banorte) totaled Ps 147 million, Ps 23 million less than in fourth quarter 2006.

Taxes  amounted to Ps 167 million, compared with Ps 133 million in fourth-quarter 2006, due mainly to higher pre-tax income.

GRUMA's total net income was Ps 811 million, 112% higher than in fourth-quarter 2006 due mainly to the aforementioned comprehensive financing income. GRUMA's majority net income was Ps 677 million, 112% higher than in the same period of 2006.

FINANCIAL POSITION
December 2007 vs. December 2006

Balance-Sheet Highlights	Total assets were Ps.34,107 million, an increase of 7%, driven mainly by higher (1) inventories in connection with higher raw-material costs and higher inventory levels, especially in Gruma Corporation; and (2) property, plant and equipment, net, due to upgrades and capacity expansions.

Total liabilities were Ps.15,370 million, an increase of 11%, driven largely by higher debt and higher accounts payable, both due to higher working-capital requirements related mainly to higher raw-material costs and higher inventory levels.

Stockholders' equity totaled Ps.18,738 million, 5% higher than at the end of 2006.
Debt Profile	GRUMA's debt amounted to US$719 million, of which approximately 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2008	2009	2010	2011	2012	2013...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility			205.0				205.0
Revolving credit facility				70.0			70.0
7.96% senior notes	1.6	10.5					12.1
Other	85.2	35.3	10.5	0.9	0.3		132.2
TOTAL	86.8	45.8	215.5	70.9	0.3	300.0	719.3

Debt Ratios

	4Q07	3Q07	4Q06
Debt Ratios (last twelve months)
Debt/EBITDA	2.6	2.9	2.2
EBITDA/interest expense	5.9	3.5	4.1

Others Ratios

Operational Ratios	4Q07	3Q07	4Q06
Accounts receivable outstanding (days to sales)	38	40	43
Inventory turnover (days to cost of sales)	77	87	65
Net working capital turnover (days to sales)	57	63	53
Asset turnover (total assets to sales)	0.9	0.9	0.9
Profitability Ratios(%)
ROA	6.9	5.7	5.5
ROE	12.8	10.6	10.0
ROIC	8.1	8.6	7.2

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$45 million during fourth quarter 2007. Major investments were applied to capacity expansions and upgrades in Gruma Corporation, the construction of a tortilla plant in Australia, and capacity expansions in Gruma Centroamerica and GIMSA. GRUMA's investments for the full year 2007 were US$198 million.

RECENT DEVELOPMENTS

Changes in Top Management

  The Board of Directors of GRUMA appointed Mr. Roberto Gonzalez Barrera, GRUMA's chairman, as GRUMA's chief executive officer. Mr. Gonzalez Barrera will now serve as both chairman of the board and chief executive officer. The board of directors also accepted the resignation of Mr. Jairo Senise as chief executive officer of GRUMA to pursue personal interests. Mr. Senise was appointed chief executive officer of GRUMA in January 2006.

  Roberto Gonzalez Alcala has been appointed president of GRUMA's Latin American operations. Mr. Gonzalez Alcala will continue to be president of GRUMA's Mexican operations as well. Mr. Gonzalez Alcala has been with the company for 13 years and has held several top management positions in Gruma Centroamerica and GIMSA.

SUBSIDIARY RESULTS
4Q07 vs. 4Q07

Gruma Corporation

Sales volume decreased 2% due to lower corn flour sales volume in Azteca Milling and, to a lesser extent, the elimination of the Asia and Oceania operations, which are now reported under the other and eliminations line. The U.S. tortilla business sales volume increased 3% mainly in connection with promotions of new tortilla-related items by key fast-food restaurant chains.

Net sales grew 7%, to Ps.4,546 million, due to the implementation of price increases in the U.S. corn flour and tortilla businesses (during January, October, and November of 2007) and, to a lesser extent, in the European operations.

Cost of sales as a percentage of net sales increased to 60.0% from 58.3% due mainly to higher raw-material costs (especially wheat flour, corn, shortening, and oils), which were not fully offset through price increases, and, to a lesser extent, (1) higher fixed manufacturing costs related mainly to production capacity upgrades, (2) higher warehousing capacity, and (3) higher insurance costs and wages. In absolute terms, cost of sales increased 10% due to the aforementioned cost increases.

SG&A as a percentage of net sales improved to 33.5% from 34.1% due to better absorption. In absolute terms, SG&A increased 5% due to higher commissions to distributors in connection with higher prices.

Operating income as a percentage of net sales decreased to 6.4% from 7.6% resulting mainly from higher raw-material costs. In absolute terms, operating income decreased 10% to Ps.292 million in connection with the aforementioned higher selling expenses.

GIMSA

Sales volume decreased 1% to 448 thousand metric tons during fourth-quarter 2007. Corn flour sales volume increased 1% to 415 thousand metric tons. These increases were a result of (1) higher sales to supermarkets due to increased in-store tortilleria sales, as supermarkets attracted consumers by promoting tortillas at lower prices than tortillerias; and (2) higher sales to DICONSA, the government's rural welfare program, which promoted the sale of corn flour at a lower price. The sales volume of other products decreased 11% to 33 thousand metric tons in connection with the discontinuation of GIMSA's tortilla business.

Net sales increased 11% to Ps.2,245 million in connection with price increases implemented during 4Q06 that were oriented to partially offset higher corn costs.

Cost of sales as a percentage of net sales increased to 72.7% from 70.4% due mainly to higher corn costs. In absolute terms, cost of sales rose 14%, especially in connection with the aforementioned increases in corn costs.

In January 2007, the Mexican government and several participants in the corn, corn flour, and tortilla supply chain entered into agreements to set prices for corn and related products to avoid significant increases in the price of tortillas. As a result, GIMSA agreed to a nationwide corn flour price in the amount of Ps.5 thousand per metric ton until the end of April. On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007. We continued to hold corn flour at this price through December 2007, and we will continue to do so until the end of March 2008.

SG&A as a percentage of net sales improved to 15.9% from 17.9% due to (1) better absorption resulting from higher corn flour prices and, to a lesser extent, (2) the discontinuation of GIMSA's tortilla businesses. In absolute terms, SG&A decreased 2% due to the aforementioned discontinuation of the tortilla business.

Operating income as a percentage of net sales decreased slightly, to 11.4% from 11.6%, due to the aforementioned higher raw-material costs. In absolute terms, operating income increased 8% to Ps.256 million due to higher prices, implemented during 4Q06, and lower SG&A resulting from the discontinuation of GIMSA's tortilla business.

For additional information, please see GIMSA ''Fourth-Quarter 2007 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 3% due to higher corn flour volume in connection with new contracts with the government channel.

Net sales increased 26% mainly as a result of higher prices implemented to compensate for higher raw-material costs, especially for wheat flour sales, and to a lesser extent, the aforementioned higher sales volume.

Cost of sales as a percentage of net sales improved slightly, to 75.1% from 75.2%, due to better absorption. In absolute terms, cost of sales increased 26% mainly as a result of higher raw-material costs and, to a lesser extent, the aforementioned higher sales volume, general salary increases, and higher packaging costs.

SG&A as a percentage of net sales improved slightly, to 20.8% from 21.2%, due to better absorption. In absolute terms, SG&A rose 24% due principally to higher freight tariffs and general salary increases.

Operating income was Ps.55 million, 49% higher than in fourth quarter 2006. Operating margin increased to 4.2% from 3.5%.

Molinera de Mexico

Sales volume decreased 3% as a result of higher prices.

Net sales increased 33% to Ps.817 million due to price increases implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 78.2% from 85.0% due to higher prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales grew 23% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 13.7% from 17.0% due to better expense absorption. In absolute terms, SG&A increased 8% due mainly to extraordinary accounting reversals in provisions for information technology in 4Q06 resulting from the cancellation of some projects.

Operating income increased Ps.78 million to Ps.66 million versus a loss of Ps.12 million in fourth quarter 2006. Operating margin was 8.1%. Improvements came from price increases, which more than offset higher wheat costs and contributed to better absorption.

Gruma Centroamerica

Sales volume increased 5% due mainly to higher corn flour sales volume because of increased consumption in connection with the conversion of tortillerias to the corn-flour method combined with gains in market share through flanker brands. Rice sales volume also increased due to customers' build-up of inventories in anticipation of price increases implemented at the beginning of 2008.

Net sales increased 18% to Ps.591 million due to (1) higher corn flour and tortilla prices implemented to compensate for higher raw-material costs, and (2) higher rice and corn flour volume.

Cost of sales as a percentage of net sales increased to 69.2% from 68.4% due to higher corn costs and, to a lesser extent, rice and hearts-of-palm costs, which have not been fully absorbed through prices. In absolute terms, cost of sales increased 20% due mainly to the aforementioned cost increases and higher sales volume.

SG&A as a percentage of net sales improved to 22.3% from 26.7% due to better absorption. In absolute terms, SG&A decreased 1%.

Operating income was Ps.50 million, 105% more than in fourth quarter 2006. Operating margin improved to 8.5% from 4.9%.

Other and Eliminations	Operating income was Ps 21 million compared with operating loss of Ps 14 million in fourth - quarter 2006.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2007, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2006 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2006, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.92/dollar as of December 31, 2007. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 88 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2007)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q07**	4Q06	VAR (%)	3Q07	VAR (%)	**2007**	2006	VAR (%)
NET SALES	**9,775**	8,649	13	9,020	8	**35,816**	32,190	11
GROSS PROFIT	**3,308**	3,085	7	2,927	13	**11,624**	11,215	4
GROSS MARGIN (%)	**33.8%**	35.7%		32.5%		**32.5%**	34.8%	
OPERATING INCOME	**740**	595	24	517	43	**1,874**	1,872	0
OPERATING MARGIN (%)	**7.6%**	6.9%		5.7%		**5.2%**	5.8%	
OTHER (INCOME) EXPENSE, NET	**170**	(41)		(623)		**(547)**	49	
COMPREHENSIVE FINANCING COST (INCOME)	**(261)**	290		153		**(175)**	350	
INTEREST EXPENSE	**(21)**	301		228		**504**	749	
INTEREST INCOME	**(18)**	(20)		(29)		**(84)**	(82)	
FOREIGN EXCHANGE LOSS (GAIN)	**(11)**	14		(10)		**(37)**	19	
MONETARY POSITION (GAIN) LOSS	**(211)**	(6)		(36)		**(559)**	(337)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(147)**	(170)		(201)		**(641)**	(643)	
TAXES	**167**	133		464		**924**	432	
NET INCOME	**811**	383	112	724	12	**2,314**	1,684	37
MAJORITY NET INCOME	**677**	320	112	799	(15)	**2,168**	1,601	35
EARNINGS PER SHARE[1]	**1.41**	0.66	112	1.66	(15)	**4.50**	3.32	36
EARNINGS PER ADR (US$)[2]	**0.51**	0.24	112	0.61	(15)	**1.65**	1.22	36
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**262**	302		282		**1,098**	1,180	
DEPRECIATION AND AMORTIZATION, TOTAL	**290**	448		396		**1,304**	1,751	
EBITDA[3]	**1,003**	897	12	799	25	**2,972**	3,052	(3)
CAPITAL EXPENDITURES (MILLIONS US$)	**45**	62		49		**198**	225	

BALANCE SHEET SUMMARY	**Dec-07**	Dec-06	VAR (%)	Sep-07	VAR (%)
CASH AND CASH EQUIVALENTS	**525**	599	(12)	621	(15)
TRADE ACCOUNTS RECEIVABLE	**4,096**	4,150	(1)	3,997	2
OTHER ACCOUNTS RECEIVABLE	**1,446**	1,219	19	1,241	16
INVENTORIES	**5,549**	4,013	38	5,880	(6)
CURRENT ASSETS	**11,911**	10,331	15	12,149	(2)
PROPERTY, PLANT, AND EQUIPMENT, NET	**16,275**	15,564	5	15,752	3
TOTAL ASSETS	**34,107**	31,752	7	33,917	1
SHORT-TERM DEBT	**941**	927	2	1,551	(39)
CURRENT LIABILITIES	**6,097**	5,519	10	6,741	(10)
LONG-TERM DEBT	**6,913**	5,886	17	6,798	2
TOTAL LIABILITIES	**15,370**	13,850	11	15,817	(3)
MAJORITY STOCKHOLDERS' EQUITY	**15,832**	14,833	7	15,380	3
STOCKHOLDERS' EQUITY	**18,738**	17,902	5	18,101	4
CURRENT ASSETS/CURRENT LIABILITIES	**1.95**	1.87		1.80	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.82**	0.77		0.87	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.30**	0.28		0.32	
BOOK VALUE PER SHARE[1]	**32.88**	30.74		31.87	

[1] On the basis of 481,503,052 shares as of December 31, 2007, 482,549,952 shares as of December 31, 2006, and 482,549,952 shares as of September 30, 2007.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.92 per dollar as of December 31, 2007.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	34,107,130	100	31,752,401	100
s02	CURRENT ASSETS	11,910,626	35	10,330,579	33
s03	CASH AND SHORT-TERM INVESTMENTS	525,317	2	599,386	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,095,704	12	4,150,192	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,445,516	4	1,219,385	4
s06	INVENTORIES	5,549,279	16	4,012,754	13
s07	OTHER CURRENT ASSETS	294,810	1	348,862	1
s08	LONG-TERM	3,112,634	9	2,967,868	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	126,060	0	104,529	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,976,538	9	2,859,151	9
s11	OTHER INVESTMENTS	10,036	0	4,188	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	16,274,710	48	15,563,733	49
s13	LAND AND BUILDINGS	6,917,697	20	6,930,779	22
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	20,363,910	60	19,149,438	60
s15	OTHER EQUIPMENT	754,132	2	901,634	3
s16	ACCUMULATED DEPRECIATION	12,913,839	38	12,478,799	39
s17	CONSTRUCTION IN PROGRESS	1,152,810	3	1,060,681	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,753,287	8	2,865,746	9
s19	OTHER ASSETS	55,873	0	24,475	0
s20	TOTAL LIABILITIES	15,369,550	100	13,850,150	100
s21	CURRENT LIABILITIES	6,097,143	40	5,519,017	40
s22	SUPPLIERS	2,609,173	17	2,426,951	18
s23	BANK LOANS	941,073	6	926,920	7
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	402,488	3	66,103	0
s25	TAXES PAYABLE	25,332	0	59,332	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,119,077	14	2,039,711	15
s27	LONG-TERM LIABILITIES	7,253,618	47	6,528,489	47
s28	BANK LOANS	6,913,173	45	5,886,297	42
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	340,445	2	642,192	5
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,018,789	13	1,802,644	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	18,737,580	100	17,902,251	100
s34	MINORITY INTEREST	2,905,425	16	3,068,756	17
s35	MAJORITY INTEREST	15,832,155	84	14,833,495	83
s36	CONTRIBUTED CAPITAL	18,120,976	97	18,158,922	101
s79	CAPITAL STOCK	13,289,606	71	13,317,435	74
s39	PREMIUM ON ISSUANCE OF SHARES	4,831,370	26	4,841,487	27
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(2,288,821)	(12)	(3,325,427)	(19)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	14,384,875	77	12,800,205	72
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(16,673,696)	(89)	(16,125,632)	(90)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	525,317	100	599,386	100
s46	CASH	371,835	71	394,195	66
s47	SHORT-TERM INVESTMENTS	153,482	29	205,191	34
s07	OTHER CURRENT ASSETS	294,810	100	348,862	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	294,810	100	348,862	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,753,287	100	2,865,746	100
s48	DEFERRED EXPENSES (NET)	844,489	31	983,843	34
s49	GOODWILL	1,908,798	69	1,881,903	66
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	55,873	100	24,475	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	23,506	42	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	32,367	58	24,475	100
s21	CURRENT LIABILITIES	6,097,143	100	5,519,017	100
s52	FOREIGN CURRENCY LIABILITIES	4,983,808	82	4,359,041	79
s53	MEXICAN PESOS LIABILITIES	1,113,335	18	1,159,976	21
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,119,077	100	2,039,711	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	375,183	18	343,662	17
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,743,894	82	1,696,049	83
s27	LONG-TERM LIABILITIES	7,253,618	100	6,528,489	100
s59	FOREIGN CURRENCY LIABILITIES	7,064,166	97	6,398,204	98
s60	MEXICAN PESOS LIABILITIES	189,452	3	130,285	2
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,018,789	100	1,802,644	100
s66	DEFERRED TAXES	2,018,789	100	1,802,644	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	13,289,606	100	13,317,435	100
s37	CAPITAL STOCK (NOMINAL)	4,852,296	37	4,880,142	37
s38	RESTATEMENT OF CAPITAL STOCK	8,437,310	63	8,437,293	63

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA | QUARTER: 4 | YEAR: 2007

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	123,034	714,210
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,303,823	1,751,234
c41	+ (-) OTHER ITEMS	(1,180,789)	(1,037,024)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,065,681)	(430,668)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(303,422)	(1,148,184)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,162,772)	139,532
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	40,490	(57,811)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	245,287	205,271
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	114,736	430,524
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,113,934	(812,633)
c23	+ BANK FINANCING	486,480	222,100
c24	+ STOCK MARKET FINANCING	3,824,274	2,230,788
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(3,151,536)	(3,214,893)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(45,284)	(50,628)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(748,022)	644,444
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	1,304,392
c31	(-) DIVIDENDS PAID	(627,264)	(692,508)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	(120,758)	32,560
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(811,014)	(1,558,740)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	1,336,956	768,873
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,359,582)	(2,332,675)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	201,420	786,094
c39	+ (-) OTHER ITEMS	10,192	(781,032)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2007

GRUMA, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	6.45	%	5.23	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	13.69	%	10.79	%
p03	NET INCOME TO TOTAL ASSETS (**)	6.78	%	5.30	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	26.90	%	34.58	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	24.13	%	19.98	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.05	times	1.01	times
p07	NET SALES TO FIXED ASSETS (**)	2.20	times	2.06	times
p08	INVENTORIES TURNOVER (**)	4.35	times	5.22	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35.79	days	40.36	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.42	%	10.99	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	45.06	%	43.61	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.82	times	0.77	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	78.38	%	77.66	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.56	%	41.94	%
p15	OPERATING INCOME TO INTEREST PAID	5.29	times	3.15	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.33	times	2.32	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.95	times	1.87	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04	times	1.14	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.77	times	0.74	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.61	%	10.86	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	6.80	%	7.45	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.76)	%	(1.33)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.04	times	3.31	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	304.42	%	483.16	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(204.42)	%	(383.16)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	290.94	%	149.65	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
SAN ANTONIO I.D.B.	YES	03/11/1994	01/11/2009	3.51							0	0	44,717	0	0	0
HOUSTON I.D.B.	YES	29/11/1994	01/11/2009	3.51							0	0	70,325	0	0	0
COMMERCIAL BANKS																
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	01/03/2012	9.47	0	61,279	39,102	19,706	10,245	3,621						
BBVA BANCOMER	NOT	13/12/2007	28/07/2010	5.69							0	0	0	163,800	0	0
MERRYL LYNCH	YES	05/03/2007	03/12/2069	7.75							0	0	0	0	0	3,276,000
BANK OF AMERICA REVOLVER	YES	30/10/2006	30/10/2011	5.47							0	0	0	0	764,400	0
DEBENTURES	YES	01/05/2004	01/07/2008	7.23							0	4,477	0	0	0	0
CARL HUGHES	YES	23/07/1999	22/07/2009	7.00							0	1,005	1,092	0	0	0
JOHN HANCOCK	YES	19/01/1994	01/02/2009	7.96							0	17,366	115,151	0	0	0
BANCA DI ROMA	YES	19/12/2006	19/09/2008	5.35							0	9,631	0	0	0	0
FRILCASSA (PORDENONE)	YES	19/12/2006	19/09/2008	5.25							0	26,503	0	0	0	0
BANCO POPOLARE DI VERONA	YES	06/06/2007	08/09/2008	5.35							0	7,229	0	0	0	0
BBVA BANCOMER	NOT	02/01/2007	28/07/2010	5.68							0	0	0	1,638,000	0	0
BBVA BANCOMER	NOT	02/01/2007	28/07/2010	5.32							0	0	0	436,800	0	0
SANTANDER	NOT	28/12/2007	16/01/2008	5.41							0	114,660	0	0	0	0
BANESCO	YES	29/11/2006	13/11/2009	9.00							0	58,234	93,714	0	0	0
BANESCO	YES	29/11/2006	13/11/2009	9.00							0	38,566	60,949	0	0	0
TRANSAMERICA BANK	YES	22/11/2007	15/02/2008	5.27							0	34,944	0	0	0	0
TRANSAMERICA BANK	YES	16/11/2007	21/05/2008	5.27							0	10,232	0	0	0	0
TRANSAMERICA BANK	YES	16/11/2007	21/05/2008	5.27							0	1,693	0	0	0	0
TRANSAMERICA BANK	YES	17/12/2007	31/03/2008	5.35							0	32,760	0	0	0	0
INTERFIN	YES	10/07/2007	18/01/2008	5.88							0	7,151	0	0	0	0
CITIBANK	YES	22/11/2007	22/02/2008	5.73							0	16,380	0	0	0	0
CITIBANK	YES	30/11/2007	19/01/2008	6.16							0	32,760	0	0	0	0
CITIBANK	YES	06/12/2007	07/03/2008	5.86							0	54,600	0	0	0	0
BANCO NACIONAL DE C.R.	YES	13/09/2007	11/03/2008	5.82							0	31,666	0	0	0	0
CITIBANK	YES	14/08/2007	31/08/2010	6.53							0	16,380	16,380	9,555	0	0
CITIBANK	YES	12/11/2007	12/11/2010	5.80							0	36,400	36,400	30,333	0	0
COMMERCE BANK	YES	30/11/2005	30/11/2008	6.05							0	14,560	0	0	0	0
CITIBANK	YES	06/12/2007	25/01/2008	6.18							0	54,600	0	0	0	0
SCOTIABANK	YES	08/10/2007	14/04/2008	5.69							0	10,232	0	0	0	0